Exhibit 99.2

NICE to Discuss How to Optimally Leverage Inbound
Interactions for Greater Business Value at Marketing
World 2012

NICE’s interactive session and solutions showcase at the Frost & Sullivan Executive
MindXchange will share best practices for shaping interactions in real time to help increase revenues

RUTHERFORD, New Jersey, July 13, 2012 – NICE (NASDAQ: NICE) today announced that it will share insights into how to maximize the business value of inbound customer interactions at Marketing World 2012: A Frost & Sullivan Executive MindXchange. During the event, which will take place on July 16-18, 2012, at the Hyatt Regency Boston in Boston, NICE will facilitate an interactive session titled, “Navigating the Transition from Outbound to Inbound Marketing,” and will also host a solutions showcase.

Hovav Lapidot, Director of Business Development, NICE Service-to-Sales, will lead the interactive session where he will address the challenges of bridging the gap between assisted customer service channels and marketing efforts, running effective cross-channel marketing campaigns, measuring results, and maximizing revenues from inbound interactions. The session will take place on the morning of July 17 at 10:40, immediately following the NICE solutions showcase at 10:10.

The discussion will focus on recognizing and acting upon real-time opportunities, which occur during each interaction, in order to deliver excellent customer service and secure customer loyalty. Participants will gain insight into effective inbound campaign strategies, including how to prepare for real-time customer interactions by collecting and analyzing cross-channel customer data. This information helps guide the agent-customer dialog as it unfolds, enabling centralized decisioning and recommendations for the next-best action.

“Every inbound call can be a sales opportunity,” said Lapidot. “But in order to identify this opportunity and maximize revenues, organizations must arrive at the interaction fully prepared and be able to shape it as it happens. By leveraging insights into customer behavior and guiding agents in real time, businesses can transition from providing a service to making a compelling offer and ultimately increasing revenues.”

Representatives from NICE, which is a sponsor of Marketing World 2012, will also be available for one-on-one consultations at its booth.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Lapidot, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.